SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
DELL INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
24702R101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act’’) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Michael S. Dell I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		226,250,517 (a)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,482,435 (b)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		226,250,517 (a)

WITH:	8	SHARED DISPOSITIVE POWER

1,482,435 (b)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

227,732,952 (a)(b)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ 27,931,546 (c)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(a) Includes 9,993,375 shares subject to options that were exercisable at or within 60 days of December 31, 2007.
(b) Shares held in trusts of which the reporting person is the trustee for the benefit of his children.
(c) Includes 26,449,112 shares held in a separate property trust for the reporting person's spouse and 1,482,434 shares held in trusts of which the reporting person’s spouse is the trustee for the benefit of their children.

Item 1.
(a)	Name of Issuer: Dell Inc.

(b)	Address of Issuer’s Principal Executive Offices: One Dell Way Round Rock, Texas 78682
Item 2.
(a)-(c)	Name, Address and Citizenship of Person Filing: Michael S. Dell One Dell Way Round Rock, Texas 78682 United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 24702R101
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
The information in items 1 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

/s/ Michael S. Dell

Signature

Michael S. Dell

Name and Title